Third Quarter 2020 Earnings Call October 27, 2020 Exhibit 99.2

Forward-looking statements Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

} Shipments of 354 thousand tons, down 11% compared to Q3 2019 } Revenue decreased 20% YoY to €1.2 billion } Net income of €20 million compared to net income of €1 million in Q3 2019 } Adjusted EBITDA of €126 million decreased 9% YoY } Adjusted EBITDA of €354 million in YTD 2020, down 20% YoY } Cash from Operations of €111 million and Free Cash Flow of €75 million } Cash from Operations of €263 million and Free Cash Flow of €129 million in YTD 2020 } Net Debt / LTM Adjusted EBITDA of 4.3x at September 30, 2020 Expected 2020 Adj. EBITDA of €450-460 million and Free Cash Flow of €100-150 million Q3 2020 Highlights

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges YTD 2020 vs. YTD 2019 Q3 2020 vs. Q3 2019 € millions (9)% (20)% € millions

Q3 2020 Q3 2019 Var. Shipments (kt) 258 277 (7)% Revenues (€m) 672 789 (15)% Adj. EBITDA (€m) 85 72 20% Adj. EBITDA (€ / t) 332 259 28% } Adjusted EBITDA of €85 million } Lower packaging shipments in Europe due to temporary COVID-19 conditions } Strong cost control, notably improved recovery and lower labor and maintenance costs } Unfavorable FX translation Q3 2020 Commentary Adjusted EBITDA Bridge € in millions Packaging and Automotive Rolled Products

Q3 2020 Q3 2019 Var. Shipments (kt) 36 57 (37)% Revenues (€m) 202 351 (43)% Adj. EBITDA (€m) 10 43 (77)% Adj. EBITDA (€ / t) 275 740 (63)% Q3 2020 Commentary } Adjusted EBITDA of €10 million } Lower shipments of aerospace and TID products } Slightly improved price and mix } Strong cost control, notably lower labor and maintenance costs } Unfavorable FX translation Adjusted EBITDA Bridge € in millions Aerospace and Transportation

Q32020 Q32019 Var. Shipments (kt) 60 61 (3)% Revenues (€m) 304 336 (9)% Adj. EBITDA (€m) 33 26 25% Adj. EBITDA (€ / t) 551 428 29% Q3 2020 Commentary Adjusted EBITDA Bridge € in millions } Adjusted EBITDA of €33 million } Lower industry shipments } Slightly improved price and mix } Strong cost control, notably improved labor, maintenance and subcontractor costs } Unfavorable FX translation Automotive Structures and Industry

Q32020 Q32019 Var. Revenues (€m) 1,172 1,461 (20)% Costs (€m) 1,046 1,322 (21)% Adj. EBITDA (€m) 126 139 (9)% Cost Highlights Cost Flex* Performance in Q3 Horizon 2022 Target: €75 million annualized cost savings * Represents change in costs over change in revenue for Q3 2020 compared to Q3 2019. See formula at right and appendix for reconciliation. In the third quarter 2020, cost flex >100% represents costs falling faster than revenues, partially due to structural cost reductions. } 4% decremental Adj. EBITDA margin with strong performance by all segments } ~€65 million of cost reductions compared to Q3 2019, excluding metal and depreciation } Includes €5 million benefit from European COVID-19 State aid Cost Performance

Ø Committed to deleveraging Ø FCF generation of €75 million in Q3 2020 Ø YTD 2020: €129 million Ø Liquidity of €1.0 billion Ø No near term bond maturities € in millions Net Debt and Leverage Maturity Profile Liquidity Significant liquidity with no near term bond maturities € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights *Does not include State Loans Net Debt and Liquidity

Jean-Marc Germain Chief Executive Officer

End Market Updates

Market	Highlights	% LTM Revenue
Packaging	▸ Market strong in North America; stable in Europe ▸ Recession resilient ▸ Focus on sustainability driving secular growth in demand for aluminium cans ▸ Conversion from steel to aluminium continues in Europe ▸ Conversions to ABS to help North American market over the medium to long term	39%
Automotive	▸ OEMs at or near 2019 production rates ▸ Lightweighting expected to continue driving increased demand for rolled and extruded aluminum products ▸ Consumer preference for light trucks, SUVs, and luxury cars	27%
Aerospace	▸ Near-term outlook uncertain due to COVID-19 effect and 737-Max ▸ OEMs reducing build rates and adjusting order patterns accordingly ▸ OEM backlogs declining ▸ Expect passenger traffic to recover in medium to long-term based on past precedent	14%
Other Specialties	Transportation, Industry and Defense: ▸ North America: Strong defense market; improving transportation and industry markets ▸ Europe: Stable defense market; weak industry market Industry (Extrusions) ▸ Europe: Improving industry and transportation markets	20%

Diversified portfolio of end market exposures

Constellium

Third Quarter 2020 – Earnings Call 14

Q&A

Appendix

September 30, 2020 June 30, 2020 March 31, 2020 December 31, 2019 September 30, 2019 Borrowings 2,456  2,536  2,399  2,361  2,370  Fair value of cross currency basis swaps, net of margin calls 26  5  1  6  (5) Cash and cash equivalents (432) (378) (270) (184) (152) Cash pledged for issuance of guarantees —  —  —  —  — Net Debt 2,050  2,163  2,130  2,183  2,213  LTM Adjusted EBITDA 475  488  574  562  545  Leverage 4.3x 4.4x 3.7x 3.9x 4.1x Net Debt Reconciliation € millions

Reconciliation of Net Income to Adjusted EBITDA Three months ended September 30, Nine months ended September 30,  € millions 2020 2019 2020 2019 Net income / (loss) 20  1  (43) 42  Income tax expense / (benefit) 7  4  (12) 28  Income / (loss) before income tax 27  5  (55) 70  Finance costs - net 37  46  124  135  Share of income of joint-ventures —  —  —  (5) Income from operations 64  51  69  200  Depreciation and amortization 64  66  196  183  Impairment of assets 9  —  14  —  Restructuring costs 2  1  13  2  Unrealized (gains) / losses on derivatives (9) 4  1  (13) Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities – net (2) —  (1) —  Losses on pension plans amendments —  1  2  1  Share-based compensation costs 3  5  11  12  Metal price lag (7) 9  33  40  Start-up and development costs 1  3  5  8  Losses on disposals 2  —  2  2  Bowling Green one-time costs related to the acquisition —  —  —  6  Other (1) (1) 9  —  Adjusted EBITDA 126  139  354  441

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended September 30,2020 Twelve months ended June 30,2020 Twelve months ended March 31,2020 Twelve months ended December 31,2019 Twelve months ended September 30,2019 Net (loss) / income (21) (40) 8  64  (16) Income tax (benefit) / expense (22) (25) (4) 18  30  (Loss) / income before income tax (43) (65) 4  82  14  Finance costs – net 164  173  174  175  167  Share of loss / (income) of joint-ventures 3  3  3  (2) 6  Income from operations 124  111  181  255  187  Depreciation and amortization 269  276  265  256  239  Impairment of assets 14  —  —  —  —  Restructuring costs 15  14  4  4  2  Unrealized (gains) / losses on derivatives (19) (6) 51  (33) 18  Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities – net (1) 1  3  —  — Losses / (gains) on pension plan amendments —  1  (1) (1) 4  Share based compensation costs 15  17  16  16  15  Metal price lag 39  55  43  46  53  Start-up and development costs 8  10  11  11  13  Losses / (gains) on disposals 3  1  2  3  7  Bowling Green one-time costs related to the acquisition (1) (1) (1) 5  6  Other 9  9  —  —  1  Adjusted EBITDA 475  488  574  562  545

Borrowings Table At September 30, 2020 At December 31, 2019 € millions Nominal Value in Currency NominalRate Effective Rate Nominal Value in Euros (Arrangement fees) Accrued Interests CarryingValue CarryingValue   Secured Pan US ABL (due 2022) $ —  Floating 3.45% —  —  —  —  127          Secured US DDTL (due 2022) $ —  Floating —  —  —  —  —  —  Secured French loan (due 2025) € 180  Floating 2.50% 180  —  —  180  —  Secured Inventory Based Facility (due 2021) —  Floating —  —  —  —  —  —  Senior Unsecured Notes Constellium SE Due 2024 $ 400  5.75% 6.26% 342  (3) 7  346  355  Due 2021 € —  4.63% 5.16% —  —  —  —  200  Due 2025 $ 650  6.63% 7.13% 554  (8) 3  549  582  Due 2026 $ 500  5.88% 6.26% 427  (6) 3  424  449  Due 2026 € 400  4.25% 4.57% 400  (5) 2  397  400  Due 2028 $ 325  5.63% 6.05% 278  (6) 5  277  —  Unsecured Revolving Credit Facility (due 2021) —  Floating —  —  —  —  —  —  Unsecured Credit facility Switzerland (due 2025) CHF 20 1.18% 1.18% 18  —  —  18  —  Unsecured Credit facility Germany (due 2022) —  2% - 2.12% —  % —  —  —  —  —  Lease liabilities —  — — 197  —  1  198  188  Other loans —  — — 65  —  2  67  60  Total Borrowings       2,461  (28) 23  2,456  2,361  Of which non-current     2,371  2,160  Of which current 85  201

Liquidity  € millions AtSeptember 30, 2020 Cash and cash equivalents 432  Factoring Facilities 49  Inventory Based Facility 75  Pan-U.S. ABL 255  Delayed Draw Term loan 142  Other 65  Total Liquidity 1,018

Cost Flex Reconciliation